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                                  June 7, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:  Withdrawal of Registration Statement on Form 10
                File No. 000-30643
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Ladies and Gentlemen:

     National Institute Companies of America, Inc. hereby requests that the above-referenced Registration Statement filed on May 17, 2000 be withdrawn effective immediately. The Registration Statement was filed pursuant to
Section 12(g) of the Securities Exchange Act of 1934. We are requesting that this Registration Statement be withdrawn due to unfavorable market conditions.

     If you have any questions regarding this matter, please contact me at 724-222-6656.

                                                  Very truly yours,

                                                  /s/ Kevin P. Maloney

                                                  Kevin P. Maloney
                                                  President